January 13, 2017

VIA EDGAR

Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Dividend Capital Diversified Property Fund Inc.
Form 10-K for the year ended December 31, 2015
Filed on March 3, 2016
File No. 000-52596
Dear Ms. Monick:
We are writing in response to the comment letter from the Staff of the Commission’s Division of Corporation Finance, dated December 15, 2016, regarding the Company’s Form 10-K for the year ended December 31, 2015. For your convenience, we have reproduced below the comments from the comment letter and included the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2015 filed March 3, 2016
General

1.	In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.
Response: We will add a discussion of how we monitor tenant credit quality and identify any material changes in quality in future Exchange Act periodic reports within our management discussion and analysis under our “Overview” section to enhance our discussion of tenant quality with regard to our real property portfolio.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
NAV Asset Value Calculation, page 51

2.
In future Exchange Act filings, please disclose how the dealer manager and distribution fees have been treated in the net asset value calculation. To the extent that the obligation to pay the dealer manager and distribution fees are excluded or assigned no value in your calculation, please explain the specific reasons why you measured the fees in such a manner and clarify that, as a result, the net asset value and net asset value per share do not reflect any obligation to pay future dealer manager and distribution fees. Additionally, please also include disclosure of the liability accrued for future trail fees under GAAP.

Response: The estimated total liability for future dealer manager and distribution fees, which we accrue for GAAP reporting purposes, does not affect our NAV. Our NAV is intended to reflect the estimated value as of the date that we determine our NAV. Accordingly, our estimated NAV at any given time should not reflect any future dealer manager or distribution fees that may become payable after such date. In future Exchange Act filings, we will include a disclosure substantially similar to the following within our net asset value calculation discussion:
“Under GAAP, we record liabilities for dealer manager and distribution fees that we (i) currently owe our dealer manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods for shares of our common stock sold pursuant to the Prior Offering and the Follow-On Offering. As of December 31, 2016, we recorded a total liability for dealer manager and distribution fees of approximately [$X.X million], which comprised [$Y.Y million] of a payable to our dealer manager as of December 31, 2016 and [$Z.Z million] of an estimated liability for

Ms. Jennifer Monick
January 13, 2017

dealer manager and distributions fees that we may pay to our dealer manager in future periods. We do not deduct the [$Z.Z million] liability for estimated future dealer manager and distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time should not include consideration of any estimated future dealer manager and distribution fees that may become payable after such date.”

3.
We note your board of directors, including a majority of your independent directors, have approved Altus Group US, Inc. as your independent valuation firm, and note the valuation procedures provided within Exhibit 99.1 in conjunction with your Form 10-K for the fiscal year ended December 31, 2014 filed on March 3, 2015. Please confirm to us and revise in future periodic filings to disclose, if true, that the board of directors is the party ultimately responsible for the valuation.

Response: Our valuation procedures have been virtually unchanged since we transitioned to being a daily NAV REIT.  As noted, we have included our valuation procedures as an exhibit to our Form 10-K each year since making the transition.  Our valuation procedures were reviewed by the SEC in connection with our initial public offering and we believe they are extremely comprehensive and detailed.  They describe the role of the board of directors in adopting the valuation procedures, approving the independent third-party valuation firm with respect to the valuation of the real estate assets (Altus Group U.S., Inc.), and approving the independent third-party NAV accountant (ALPS Fund Services Inc.). They also describe the role of the company’s external advisor and the oversight of the process by the board of directors. We note that because we calculate our NAV every single day rather than once per year, it is not practical for the directors to approve the NAV every day and instead the role of our board of directors is one of approving and overseeing an ongoing process in which multiple parties have important roles. We believe that in our valuation procedures, we have clearly described the roles and responsibilities of the board of directors and all other parties in this process.  However, in order to make this information more accessible to readers, in future periodic filings in which we disclosure our NAV calculation, we will include with such disclosure a description substantially similar to the following:

“Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV on a daily basis. One fundamental element of the valuation process, the valuation of our real property portfolio, is managed by Altus Group U.S., Inc., an independent valuation firm (“the Independent Valuation Firm”) approved by our board of directors, including a majority of our independent directors. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions (as needed, but at least once per year as part of their annual review, described below). Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor to their individual valuations, the final estimated values of our real properties or certain other assets and liabilities are determined by the Independent Valuation Firm or other pricing source. Our Independent Valuation Firm is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. Every month our senior management team and Altus hold an NAV committee meeting to review the prior month’s adjustments to NAV and discuss any possible changes to the NAV policies and procedures which may be recommended to the board of directors.  The information reviewed by this committee is summarized for the audit committee.  At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm. See Exhibit 99.1 of this Annual Report on Form 10-K for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm.”

Share Redemption Program and Other Redemptions or Repurchases, page 55

4.
We note your disclosure on page 58 summarizing the number of stock repurchases of your common stock during the reporting period. In future Exchange Act filings, please revise your disclosure to include the source of cash used to fund the redemptions requested and fulfilled.

Ms. Jennifer Monick
January 13, 2017

Response: In most cases in recent years, we have borrowed funds from our revolving credit facility to directly fund redemptions. We generally repay all or a portion of such borrowings from our revolving credit facility from a variety of sources that may include (i) operating cash flows in excess of our distributions, (ii) proceeds from our equity offerings, (iii) proceeds from the disposition of real properties and (iv) other longer-term borrowings. We will disclose the source of cash used to fund redemptions requested and fulfilled in future Exchange Act filings, with our disclosure citing the specific use of borrowings from our revolving line of credit, if applicable. We will also refer to other sources of cash used to subsequently repay borrowings from our revolving line of credit, if applicable and relevant.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Measure Our Operating Performance, page 68

5.
You discuss funds from operations and company-defined funds from operations before you discuss your financial information prepared in conformity with U.S. GAAP. This presentation appears to put greater prominence on your non-GAAP measures, which is inconsistent with Question 102.10 from the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future periodic filings.

Response: We will carefully review this updated guidance when preparing future periodic filings. Based on our initial review of this guidance, we will precede our discussion of funds from operations and company-defined funds from operations with a discussion of our GAAP net earnings results to comply with Question 102.10 from the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Compensation to our Advisor and its Affiliates, page 99

6.
We note the table on page 100 providing information regarding fees and expenses paid or payable to your Advisor, your Dealer Manager, and their affiliates. In future Exchange Act filings please break out the amount of dealer manager, distribution and primary dealer fees paid.

Response: We will separately present the amounts paid for our dealer manager, distribution fee and primary dealer fee within the table presented in future Exchange Act filings.
Notes to Consolidated Financial Statements
Note 3. Investments in Real Property

Pro Forma Financial Information (unaudited), page F-18

7.
You disclose NOI and Net income before real estate depreciation and amortization expense on both an actual and pro forma basis. These appear to be non-GAAP measures. Please tell us how you determined it was appropriate to include this information in the financial statement footnotes. Please refer to Item 10(e) of Regulation S-K.

Response: ASC Topic 805-10-50 required us to disclose supplemental pro forma revenue and earnings information for our 2015 acquisitions as though we had acquired those properties as of the beginning of 2014. We complied with this requirement by disclosing our pro forma total revenues and net earnings for 2015 and 2014.

We also considered the guidance set forth in ASC Topic 805-10-50-7, which states “If the specific disclosures required by this Subtopic and other generally accepted accounting principles (GAAP) do not meet the objectives set out in paragraphs UU805-10-50-1 Uand UU805-10-50-5, the acquirer shall disclose whatever additional information is necessary to meet those objectives.”

ASC Topic 805-10-50-1 states “The acquirer shall disclose information that enables users of its financial statements to evaluate the nature and financial effect of a business combination that occurs either: (a) During the current reporting period or (b) After the reporting date but before the financial statements are issued or are available to be issued (as discussed in Section UUU855-10-25).”

Ms. Jennifer Monick
January 13, 2017

We believed that including NOI and Net income before real estate depreciation and amortization expense enabled users of our financial statements to better evaluate the nature and financial effect of our property acquisitions. As such, we determined, in our judgment, that ASC 805-10-50-1 required us to present NOI and Net income before real estate depreciation and amortization. The following sections explain how we arrived at this determination.

We included a footnote within the pro forma table that directs users of our financial statements to a discussion of why we view NOI to be an appropriate supplemental performance measure in Note 13 (Segment Information) to our financial statements on page F-41. In this discussion within Note 13, we state the following “We consider NOI to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments, and excludes certain items that are not considered to be controllable in connection with the management of each property, such as depreciation and amortization, general and administrative expenses, advisory fees, acquisition-related expenses, interest and other income, interest expense, loss on extinguishment of debt and financing commitments, gain on the sale of real property and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it excludes such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.”
We also believe that NOI provides users of our financial statements a metric to further evaluate aspects of our property acquisitions and their impact on our portfolio. The commercial real estate industry commonly refers to NOI, particularly when evaluating the price of acquisitions through the use of the “capitalization rate.” The capitalization rate is derived by dividing NOI by the purchase price of a property. (In other words, the capitalization rate reflects a near-term yield metric for a property.) Accordingly, providing pro forma NOI for both our acquisitions and the resulting combined company may offer users of our financial statements a critical metric in evaluating our property acquisition activity and our overall financial position and value. In fact, we received a comment from the Staff of the Securities and Exchange Commission on January 23, 2009 to our then-current registration statement that requested that we provide “the initial yield on your recent acquisition based on initial year rent and purchase price.” We believed that this comment reinforces the importance of NOI disclosure related to our acquisitions.
We specifically itemized real estate depreciation and amortization expense within our pro forma financial information because real estate depreciation and amortization expense is, by far, our single largest recurring non-cash expense line item. Accordingly, we believed that users of our financial statements would consider a metric of net income, before real estate depreciation and amortization expense, to be a useful indication of the impact that our 2015 acquisitions would have had on our cash flows from operations.
With the issuance of the updated Compliance and Disclosure Interpretations issued on May 17, 2016, the Commission has highlighted concerns with non-GAAP disclosures. We did not intend for these two line items to be used as a non-GAAP metrics. Rather, we intended to provide supplemental information that enabled users of our financial statements to evaluate the nature and financial effect of our 2015 acquisitions in compliance with ASC Topic 805-10-50-1. In other words, we felt that GAAP required us to disclose this information. We note that Question 104.01 of the Compliance and Disclosure Interpretations states that “[n]on-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP.”
In addition, we note that on January 5, 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2017-01 (“ASU 2017-01”), which clarified the definition of a business. We are evaluating the impact of ASU 2017-01 will have on our future Exchange Act filings. Based on our preliminary review of ASU 2017-01, we believe that this guidance may impact the requirement to disclose supplemental pro forma information for our typical real property acquisitions.
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Monick
January 13, 2017

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609. My direct fax is (303) 597-0426.

Sincerely,

/s/ M. Kirk Scott
M. Kirk Scott
Chief Financial Officer

cc:	Christopher R. Stambaugh, Esq. DLA Piper LLP (US)